

True Brand Inc.
1153 Saline St.
Kansas City, MO 64116

1 Customer Information

Business Name: Hygge Integrated Brands Corp.

Parent Company (If Applicable):

Federal Tax #:   State Tax ID Number:

Main Contact Name: Elena Krioukova

Main Contact Phone: (416) 214-3656

Alternative Contact Phone: 416-389-3395

Website: www.myhyggehound.com   Email Address for Accounts Payable: info@myhyggehound.com

2 Shipping Information

Freight Shipping Address:

42 Amelia Street, Toronto, ON, M4X1E1

Does Shipping Address have a loading dock?   ☐ Yes ☑ No

Is Shipping Address residential?   ☐ Yes ☑ No

Sample Shipping Address:

Billing Address:

1 Yonge Street, Unit 1801
Toronto, ON M5E 1W7
Canada

3 Payment

Terms: <u>First Order – Due on Receipt, all others, Net 30.</u>

At the start of production, an invoice with a link to a secure payment portal will be sent to the email listed above. All major credit cards as well and ACH payments are accepted.

The Fine Print:

IN THE EVENT OF PURCHASE:

Grant of License. Buyer represents and warrants to Supplier that all trademarks, trade names, trade labels, trade dress, customer provided packaging and other intellectual property (the "Intellectual Property") supplied by Buyer to Supplier for the Products do not infringe upon or otherwise violate the intellectual property rights of any third party. Buyer grants to Supplier a limited, non-transferrable and non-exclusive license to use the Intellectual Property and manufacture the Products during the term of this Agreement. Nothing in this Agreement shall give Supplier any right, title or interest in the Intellectual Property. In addition, Supplier shall not adopt any trademark, trade name, trade dress, labeling or packaging which is deceptively similar to or likely to cause confusion with respect to the Intellectual Property and/or the Products. The license granted by Buyer in this Agreement is non-exclusive, and Buyer will not be limited in any manner to engage in other manufacturing or distribution activities or to appointment of other manufacturers, dealers, distributors, value-added resellers, original equipment manufacturers, licensees or agents.

Shipments. Products will be delivered by Supplier to Buyer in accordance with the agreed upon terms. The Products will be suitably packaged in accordance with the agreed upon item description listed on both the Sales Order and Invoice. Buyer must have a suitable delivery location for the supplier at the date of order completion. Orders not shipped immediately will be charged a per diem storage fee of $10/pallet after 72 hours of confirmation that order is complete.

Authorized and Unauthorized Claims. Buyer will have the right, upon reasonable grounds, to market the product(s) online, in stores and any other print as they see fit. All claims made on the product label must be approved and authorized by the supplier. All claims made by the buyer in print and online are hereby known as the responsibility of the buyer only. Any claims relating to these product(s) as medical, pesticidal, or edible are notably unauthorized by the supplier.

Warranties. Supplier warrants that it will manufacture products in a good, professional and workmanlike manner, and Supplier will promptly notify Buyer of any delay or defect in the manufacture and supply of the Products. Supplier warrants that the Products will be manufactured and supplied in compliance with the specifications in the work plan, stated above and in compliance with all governmental and environmental regulations. Supplier warrants that the Products will be free from substantive defects in workmanship for a period of 180 days from the date of shipment. The warranty does not apply to any Products that are damaged due to the misuse, abuse, alteration or negligence of any party other than Supplier. SUPPLIER MAKES NO OTHER REPRESENTATIONS OR WARRANTIES, WHETHER EXPRESS OR IMPLIED, AND EXPRESSLY DISCLAIMS ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

Buyer Signature:	_[signature]_	Supplier Signature:	Kari Amble _Digitally signed by Kari Amble Date: 2020.02.24 15:21:08 -06'00'_
Buyer Name (Print):	Elena Krioukova, Hygge Integra	Supplier Print Name:	Kari Amble, True Brand Inc.

